SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                              Century Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    156432106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Sy Jacobs
                            c/o JAM Managers, L.L.C.
                                 One 5th Avenue
                            New York, New York 10003

                                       and

                                  Paul Magidson
                     c/o Castine Capital Management, L.L.C.
                       One International Place, Suite 2401
                           Boston, Massachusetts 02110
                                 (617) 310-5190
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 156432106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Partners, L.P. - 13-3810784

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     210,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     210,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 156432106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JAM Managers, L.L.C. - 13-4063169

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     210,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     210,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     210,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No. 156432106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sy Jacobs

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC, PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     20,000

8.   SHARED VOTING POWER

     230,000

9.   SOLE DISPOSITIVE POWER

     20,000

10.  SHARED DISPOSITIVE POWER

     230,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     230,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 156432106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners, LP - 38-3674333

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     53,786

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     53,786

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     53,786

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 156432106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Partners II, LP - 20-0758073

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     38,688

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     38,688

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,688

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.1%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 156432106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Castine Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     17,702

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     17,702

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     17,702

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 156432106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Magidson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     110,176

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     110,176

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,176

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 156432106
          ---------

--------------------------------------------------------------------------------
Item 1. Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this "Schedule 13D") relates is the Class A Common Stock, $1.00 par value per share (the "Class A Common Stock"), of Century Bancorp, Inc. ("Century Bancorp"). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

--------------------------------------------------------------------------------
Item 2. Identity and Background.

     (a) This Schedule 13D is being filed by JAM Partners, L.P., a Delaware limited partnership ("JAM Partners"), (ii) JAM Managers L.L.C., a Delaware limited liability company ("JAM Managers"), (iii) Sy Jacobs, a citizen of the United States of America ("Jacobs"), (iv) Castine Partners, LP, a Delaware limited partnership ("Castine Partners"), (v) Castine Partners II, LP, a Delaware limited partnership ("Castine Partners II"), (vi) Castine Offshore Fund, Ltd., a Cayman Islands corporation ("Castine Offshore"), and (vii) Paul Magidson, a citizen of the United States of America ("Magidson"). These filers are referred to individually as a "Reporting Person" and collectively as "Reporting Persons".

     (b) The business office of JAM Partners, JAM Managers L.L.C., and Jacobs is One Fifth Avenue, New York, New York 10003. The business office of Castine Partners, Castine Partners II, Castine Offshore and Magidson is c/o Castine Capital Management, LLC, One International Place, Suite 2401, Boston, Massachusetts 02110.

     (c) JAM Partners is an investment fund, JAM Managers is the general partner of JAM Partners, and Jacobs' is a managing member of JAM Managers. Castine Partners, Castine Partners II, and Castine Offshore are investment funds, and Magidson is a managing member of the general partner or investment manager of these investment funds.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3. Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons other than Jacobs, the source of funds used in making the purchases was working capital. With respect to Jacobs, the source of funds used in making the purchases was working capital and personal funds.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

With respect to all Reporting Persons, the purpose of the transaction was to invest in Century Bancorp's Class A Common Stock. None of the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

However, the Reporting Persons have certain concerns regarding the management, operations, and corporate governance of Century Bancorp, and on February 15, 2006 JAM Partners sent a letter to the Board of Directors of Century Bancorp expressing these concerns. A copy of this letter is attached to this Schedule 13D as Exhibit 1.

--------------------------------------------------------------------------------
Item 5. Interest in Securities of the Issuer.

     (a) As of October 31, 2005, 3,435,802 shares of Century Bancorp's Class A Common Stock were outstanding (as disclosed in Century Bancorp's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person's cover page to this Schedule 13D.

     (b) The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person's cover page to this Schedule 13D.

     (c) There have been no transactions in the shares of Class A Common Stock effected during the past 60 days by any of the Reporting Persons.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed to share the legal expenses associated with preparing this Schedule 13D and to jointly file this Schedule 13D.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

Exhibit No.                   Description
-----------                   -----------

1 Letter from JAM Partners, L.P. to the Board of Directors of Century Bancorp, Inc. dated February 15, 2006.

2 Joint Filing Agreement among the Reporting Persons dated as of February 15, 2006.

--------------------------------------------------------------------------------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SIGNATURE


                                        SY JACOBS

                                        /s/ Sy Jacobs
                                        -------------------------------
                                            Sy Jacobs


                                        JAM PARTNERS, L.P.

                                        By: JAM Managers L.L.C.
                                            General Manager

                                        By: /s/ Sy Jacobs
                                        -------------------------------
                                        Name:  Sy Jacobs
                                        Title: Managing Member


                                        JAM MANAGERS L.L.C.

                                        By: /s/ Sy Jacobs
                                            ---------------------------
                                            Name:  Sy Jacobs
                                            Title: Managing Member


                                        CASTINE PARTNERS, LP

                                        By: /s/ Paul Magidson
                                            ---------------------------
                                            Name:  Paul Magidson
                                            Title: General Partner


                                        CASTINE PARTNERS II, LP

                                        By: /s/ Paul Magidson
                                            ---------------------------
                                            Name:  Paul Magidson
                                            Title: General Partner


                                        CASTINE OFFSHORE FUND, LTD.

                                        By: /s/ Paul Magidson
                                            ---------------------------
                                            Name:  Paul Magidson
                                            Title: General Partner


                                        PAUL MAGIDSON

                                        By: /s/ Paul Magidson
                                            ---------------------------
                                            Name: Paul Magidson

                                                                       Exhibit 1
                                                                       ---------

Via mail, email (msloane@century-bank.com), and facsimile (781-393-4070)
------------------------------------------------------------------------

February 15, 2006

The Board of Directors
c/o Marshall M. Sloane
Chairman of the Board
Century Bancorp, Inc.
400 Mystic Avenue
Medford, MA  02155

Dear Members of the Board of Directors;

I am writing to express our group's disappointment over the continued poor performance of the bank, to relate to you a summary of our conversations with two additional potential merger partners that would welcome the opportunity to pursue such discussions with the independent board, and to share some observations about management's posture toward investors. In addition, we again request the opportunity to meet with the independent board to discuss these issues and the management succession plan at Century in greater detail. The lack of a real response from the board to our previous letters is disturbing.

Since our most recent letter, Century Bancorp has reported two awful quarters. The first time we wrote to you we expressed our dismay over 2005's first quarter earnings. This has been followed by three successively worse quarters. It is hard for us to imagine that the independent board is not appalled and even outraged at the dichotomy between what Marshall Sloane told shareholders to look forward to in his annual letter at the beginning of the year and what has actually transpired. In fact, we suspect that he painted an even rosier picture for the board since any public opinion that he expressed was likely a conservative scenario. 2005 was a year in which Century Bank would "excel" and "thrive," in the words of management. We cannot reconcile those terms with the financial performance for 2005 and imagine that the board cannot do so either. We can only imagine what the Sloanes will write about in this year's shareholder letter. It will be interesting to see how deeply the state of denial runs and whether or not there is any awareness of the value destruction that is occurring at Century.

More recently, Marshall Sloane blamed the yield curve for Century's problems, yet we see bank after bank reporting record earnings while dealing with the very same yield curve pressures facing Century. We think that it is now obvious that it is the Sloanes' management that is responsible for this difference since, in our view, Century has the advantage of a superior funding base yet doesn't come close to its peers in profitability. Furthermore, we are greatly troubled by the year over year decline in core deposits at Century. Core deposits are what make Century so valuable, and now they seem to be running off. We hope that the board is embarrassed by a 0.31% ROA and a 4.9% ROE for the fourth quarter. In fact, one must ask whether it even makes financial sense to go through the exercise and risk of running the bank when the return is so low.

We are also concerned about management and its responsibilities to the company's shareholder-owners. After an earlier letter denying our request to meet with the independent board members, we read in your June 10th press release that "Century Bank is committed to listening to any shareholder concerns regarding the ongoing operations and management of the Bank." We recently spoke with an investor that met with Marshall Sloane, Barry Sloane, Jonathan Sloane, and Paul Cusick at Century's headquarters in Medford. This investor told us that the conversation was civil until he questioned some aspects of Century management's strategy and suggested that the activist shareholders had raised some valid points. The investor told us that Marshall Sloane became visibly upset and simply said "Sell your stock." Marshall then said "Interview over" and ended the meeting by walking away from the meeting table without a word. An apologetic Paul Cusick was left to walk the investor to the door and stammer an explanation for the Sloanes' behavior. No CEO, no matter what percentage of the bank he owns, should be so rude and unprofessional in dealing with a shareholder-owner. If the Sloanes want to run the bank as though it were private, they should buy back the shares that they don't control for a fair price. Independent directors are supposed to be representing shareholders' interests at the company and we hope that you are as outraged as we are that the Sloanes would treat a shareholder that way.

We continue to believe that there would be a line of buyers were Century to explore a sale of the bank. As you might imagine, we have meetings with many bank management teams as a normal course of our business. While the typical discussion (unlike one with Century management) involves updates on strategy, specific growth and expense targets, and other performance metrics, we have encountered two managements that expressed to us an interest in meeting with the independent board of Century in order to pursue merger discussions. This is in addition to the bank CEO that we referenced in an earlier letter. Both of these managements told us that they had put out feelers to various Century executives but that the response has been one that suggests no interest in pursuing such discussions. In case the independent board is not aware, a non-responsive management team at Century will certainly prevent any formal offer and thus make it seem as though there is little, if any, interest in the bank by acquirers. We hope that the board is aware that, in the genteel world of banking where hostile takeovers are virtually non-existent, an outwardly disinterested CEO is more than enough to deter potential acquirers.

As we have stated many times, we believe that there are several other banks that would be willing to pay a significant premium to the current stock price for Century Bank. Contrast this with the updated outlook of Gerard Cassidy of RBC Capital Markets. Mr. Cassidy, an independent research analyst who is not in any way affiliated with our group, has reduced his fundamental price target for Century shares to $12 per share. Mr. Cassidy cites the declines in net interest income and higher expenses as reasons for his lowered expectations. We again ask what board member (indeed, what rational person) would prefer to see a $12 share price instead of the $46-$57 per share range we have previously estimated to be Century's value to an acquiring bank.

Finally, we read with great interest that Barry and Jonathon Sloane will be nominated by their father Marshall to be the Co-CEOs after Marshall's retirement. We can only note that the decline in Century's profitability and franchise value under their stewardship as co-chief operating officers has been truly breathtaking. We wonder how the board will respond to this nomination and how wide a search will be done for alternative and more effective candidates. Is it possible that, of all the potential CEO candidates out there, that the Sloane sons are the most qualified for the job? This is an opportunity for the board to show the investment community whether Century is run for the interests of the employment of the Sloane family or as a publicly traded institution owned by shareholders that are represented by truly independent directors.

We hope that the board wishes to learn more about our conversations with potential partners that are eager to express their interest in acquiring Century to the board. We also hope that you would be willing to explain your thinking about remaining independent with extremely low profitability metrics instead of taking a large premium for our company. Lastly, we are eager to hear what steps are being taken to find a suitable successor to Marshall Sloane who has demonstrated the capability to restore Century's profitability and increase shareholder value. Thus, in closing, we again call on the independent board members to meet with us to discuss the above issues.

We will soon file a 13D statement with the SEC with this letter attached as an exhibit. We look forward to your response in regard to accommodating our request for a meeting with the independent directors.

Sincerely,

Sy Jacobs
Managing Member
Jacobs Asset Management, LLC
JAM Managers, LLC
As General Partner for JAM Partners, L.P.

Cc: Paul Cusick

                                                                       Exhibit 2
                                                                       ---------

                             Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 15th day of February, 2006.


JAM PARTNERS, L.P.*

By: JAM Managers L.L.C., its general partner

By: /s/ Sy Jacobs
    -------------------------------
Name:  Sy Jacobs
Title: Managing Member


JAM MANAGERS L.L.C.*

By: /s/ Sy Jacobs
    -------------------------------
Name:  Sy Jacobs
Title: Managing Member


SY JACOBS*

By: /s/ Sy Jacobs
    -------------------------------
Name: Sy Jacobs


CASTINE PARTNERS, LP*

By: /s/ Paul Magidson
    -------------------------------
Name:  Paul Magidson
Title: General Partner


CASTINE PARTNERS II, LP*

By: /s/ Paul Magidson
    -------------------------------
Name:  Paul Magidson
Title: General Partner


CASTINE OFFSHORE FUND, LTD.*

By: /s/ Paul Magidson
    -------------------------------
Name:  Paul Magidson
Title: General Partner


PAUL MAGIDSON*

By: /s/ Paul Magidson
    -------------------------------
Name: Paul Magidson

----------
* Each of the Reporting Persons specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

SK 01252 0001 644747